UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-53795
CUSIP NUMBER N/A

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Reef Oil & Gas Income and Development Fund III, L.P.
Full Name of Registrant

Former Name if Applicable

1901 N. Central Expressway, Suite 300
Address of Principal Executive Office (Street and Number)

Richardson, Texas 75080
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to file its Form 10-K so that it can complete the necessary review and compilation of information to file a complete and accurate report.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Daniel C. Sibley	972	437-6792
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reef Oil & Gas Income and Development Fund III, L.P. (the “Partnership”) has a net loss of $59,730,304 for the year ended December 31, 2010, compared to a net loss of $1,547,077 for the year ended December 31, 2009.

In January 2008, the Partnership purchased an initial 41% working interest in a producing property located in the Slaughter Field in Cochran County, Texas, approximately 50 miles southwest of Lubbock, Texas (the “Slaughter Dean Project”) from Sierra-Dean Production Company, L.P., with the intention of converting part of the property from the current 40 acre spacing of wells to 20 acre spacing, and implementing a waterflood to increase the expected ultimate recovery of crude oil and natural gas in the Slaughter Dean Project.

This significant change in net loss between periods is primarily due to the impairment, during the fourth quarter of 2010, of the Partnership’s unproved properties in the Slaughter Dean Project totaling $53,166,873.  In March 2010 the Partnership completed the injection facilities associated with the Slaughter Dean Project and began injection of approximately 2,000 barrels of water per day in excess of the oil and water being produced from the Slaughter Dean Project properties.  During the year ended December 31, 2010, the Slaughter Dean Project experienced periodic, small increases in production.  However waterflood activity has not increased oil and natural gas production as much as previously anticipated.  Although significant crude oil and natural gas reserves may remain in the reservoir, there is much uncertainty regarding whether the Partnership’s current efforts to increase the waterflood response will be effective in retrieving them.  As such, at year end the Partnership re-evaluated the unproved reserves associated with the development and enhancement of waterflood operations based on data obtained from the operations of the Slaughter Dean Project to determine what quantities of crude oil and natural gas reserves the Partnership can reasonably expect to recover from the reservoir under the current economic and operating conditions.  Based on this analysis, the Partnership recognized full impairment of its unproved properties in the Slaughter Dean Project of $53,166,873 as of December 31, 2010.

Reef Oil & Gas Income and Development Fund III, L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2011	By	/s/ David M. Tierney
David M. Tierney, Chief Financial Reporting Officer and Treasurer of Reef Exploration, L.P.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).